Exhibit 2.2

COMMON DRAFT TERMS OF CROSS-BORDER MERGER
Criteo Holdings, Inc.
Corporation
c/o National Registered Agents, Inc.
1209 Orange Street, Wilmington
County of New Castle, Delaware 19801
United States of America
Secretary of State of Delaware File No.: 10390346
as
the Acquiring Company
Criteo
Société anonyme
5 Place de la Gare, L-1616 Luxembourg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B
as
the Absorbed Company
DATED 5 AUGUST 2026

The board of directors of:
(1)Criteo Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc. 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346 (the Acquiring Company); and
the board of directors of:
(2)Criteo, a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, in the process of registration with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés, Luxembourg) (the RCS), having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg (such registered office to be transferred to 5 Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg with effect as of the registration of the Absorbed Company with the RCS) (the Absorbed Company and, together with the Acquiring Company, the Merging Companies and each, a Merging Company);
have jointly drawn up these common draft terms of cross-border merger (these Draft Terms) for the purpose of proposing to their respective shareholders a cross-border merger in accordance with the provisions of Title X, Chapter II, Section 1 of the Luxembourg law of 10 August 1915 on commercial companies, as amended (the Luxembourg Companies Law), and the General Corporation Law of the State of Delaware (the DGCL).
1.DESCRIPTION OF THE CONTEMPLATED MERGER
1.1.Background and effects of the contemplated Merger
The board of directors of the Acquiring Company and the board of directors of the Absorbed Company propose to carry out a cross-border merger by absorption within the meaning of article 1020-3 of the Luxembourg Companies Law (the Merger) whereby the Absorbed Company simultaneously with its dissolution without liquidation, transfers to the Acquiring Company (as surviving entity) all its assets and liabilities under a universal title of succession in exchange for the issuance of shares in the Acquiring Company to the shareholders of the Absorbed Company, in accordance with, and pursuant to the provisions of the Luxembourg Companies Law (in particular article 1021-17), these Draft Terms and the agreement and plan of merger dated as of the date hereof and entered into between the Merging Companies (the Merger Agreement) and the DGCL.
In accordance with article 1021-17 (1) 4° of the Luxembourg Companies Law, any shares of the Absorbed Company held in treasury immediately prior to the Effective Time, will be cancelled ipso jure by virtue of, and simultaneously with, the effectiveness of the Merger at the Effective Time, without being exchanged with shares of the Acquiring Company.
The board of directors of each of the Acquiring Company and the Absorbed Company believe that the Merger is in the best interests of the respective company and its shareholder(s) because it would position the Acquiring Company (as surviving entity) for broader inclusion in major U.S. stock indices and would thus enable broader access to the vast pool of passive capital that tracks such indexes.
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2.INFORMATION TO BE PROVIDED PURSUANT TO ARTICLE 1021-1 (2) OF THE LUXEMBOURG COMPANIES LAW AND OTHER MERGER TERMS
2.1.Form, corporate name and registered office of the Merging Companies
2.1.1.The Acquiring Company
Criteo Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc. 1209 Orange Street, Wilmington, DE, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346.
The Absorbed Company is the sole stockholder of the Acquiring Company.
The Acquiring Company has registered a French branch office with the Paris Trade and Companies Register with number 994 414 126, and registered address at 32, rue Blanche, 75009 Paris, France.
The Acquiring Company's financial year begins on 1 January of each year and ends on 31 December of each year.
On the date of these Draft Terms, the share capital of the Acquiring Company is one United States Dollars (USD 1.00) and is divided into one hundred (100) shares of common stock, with a par value of one hundredth of one United States Dollar (USD 0.01) each, fully paid up (collectively, the Initial Shares of the Acquiring Company). The Initial Shares of the Acquiring Company will be cancelled with effect as of the Effective Time in accordance with the provisions of the Merger Agreement and the law of the State of Delaware.
2.1.2.The Absorbed Company
Criteo, a public limited liability company (société anonyme) organized and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 17, Boulevard F.W. Raiffeisen, L-2411 Luxembourg, Grand Duchy of Luxembourg (such registered office to be transferred to 5 Place de la Gare, L-1616 Luxembourg, Grand Duchy of Luxembourg with effect as of the registration of the Absorbed Company with the RCS).
The Absorbed Company is the parent company of a global technology group specialized in digital advertising, particularly in performance marketing and personalized retargeting.
The Absorbed Company has a French branch office currently in the process of being registered with the Paris Trade and Companies Register, and address at 32, rue Blanche, 75009 Paris, France.
The Absorbed Company's financial year begins on 1 January of each year and ends on 31 December of each year.
On the date of these Draft Terms, the issued share capital of the Absorbed Company is one million, two hundred thirty thousand, seven hundred twenty-two point three seven five Euros (EUR 1,230,722.375) represented by forty-nine million, two hundred twenty-eight thousand, eight hundred ninety-five (49,228,895) ordinary shares in registered form, with a nominal value of twenty-five thousandths Euro cents (EUR 0.025) each, fully paid up and, whereof a portion of those shares are held in treasury by the Absorbed Company (and any such amount of shares held in treasury immediately prior to the Effective Time being referred to hereinafter as the Treasury Shares and the difference between the aggregate amount of issued shares in the
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share capital of the Absorbed Company immediately prior to the Effective Time and the Treasury Shares, is being referred to hereinafter as the Outstanding Shares). The shares of the Absorbed Company are registered pursuant to the Securities Exchange Act of 1934 and are listed for trading on the Nasdaq stock exchange (NASDAQ) under the ticker symbol "CRTO".
In addition to its shares, the Absorbed Company has other issued and outstanding equity-linked instruments, including:
-non-employee warrants (bons de souscription d’actions);
-time-based restricted stock units (RSUs); and
-performance-based restricted stock units (PSUs);
(collectively, the Equity Instruments, and the respective plans or agreements (as applicable) governing such Equity Instruments, the Equity Plans).
2.1.3.The Acquiring Company pursuant to the Merger
Upon the Effective Time, the Acquiring Company will continue to exist under the name “Criteo Holdings, Inc.” a corporation organized and existing under the laws of the State of Delaware, having its registered office at c/o National Registered Agents, Inc., 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801, United States of America, registered with the Secretary of State of the State of Delaware under file number 10390346.
The Acquiring Company will seek to list its shares on NYSE with effect as of, or shortly after, the Effective Time (and, for the avoidance of doubt, the shares of the Absorbed Company listed on NASDAQ as of the date of these Draft Terms will be simultaneously delisted from NASDAQ).
2.2.Share exchange ratio
For the purpose of determining the share exchange ratio of the Merger, the board of directors of the Acquiring Company and the board of directors of the Absorbed Company noted (a) the fair market value of the Outstanding Shares as determined pursuant to the closing price of the Outstanding Shares on the NASDAQ on 30 June 2026 (being USD 18.28) (the Closing Price; the aggregate Closing Price of all Outstanding Shares (being the aggregate fair market value of the equity of the Absorbed Company) is hereby referred to as the Contribution Value)) and (b) the fair market value of the shares of the Acquiring Company (i.e., negative USD 21,648), calculated by reference to the accounting net asset value, as the most appropriate method for evaluating the assets and liabilities of the Acquiring Company as recorded in the interim accounts of the Acquiring Company as at 30 June 2026.
Having made reasonable inquiries, the board of directors of the Acquiring Company and the board of directors of the Absorbed Company are not aware of any indications related to limitations in the free float, other trading restrictions or lack of liquidity of the Outstanding Shares that might indicate that the abovementioned Closing Price does not reflect the fair market value of the equity of the Absorbed Company at such date.
The board of directors of the Acquiring Company and the board of directors of the Absorbed Company propose an exchange ratio for the Merger of one (1) share of common stock of the Acquiring Company in exchange for one (1) Outstanding Share in the share capital of the Absorbed Company (the Exchange Ratio), meaning that the shareholders holding Outstanding Shares of the Absorbed Company will receive shares in the share capital of the Acquiring Company on a one (1) for one (1) basis. For the avoidance of doubt, no fractional shares in the
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share capital of the Acquiring Company will be issued in connection with the Merger and no additional compensation (in any form) will be granted to the shareholders of the Absorbed Company. Hence, the shareholders of the Absorbed Company will receive shares in the Acquiring Company in exactly the same number of shares and the same proportion as their ownership of Outstanding Shares in the Absorbed Company (i.e., the Merger will not have any dilutive effect on the shareholders of the Absorbed Company).
The Exchange Ratio has been considered appropriate by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company based on the fact that the Absorbed Company currently owns 100% of the share capital in the Acquiring Company, and the Initial Shares of the Acquiring Company will be cancelled as set out in Section 2.1.2 hereof.
Based on the Exchange Ratio, it is proposed that the Acquiring Company shall, in exchange for the transfer of all the assets and liabilities of the Absorbed Company pursuant to the Merger, amend its certificate of incorporation (as so amended, the Certificate of Incorporation) and allocate the Contribution Value as follows: each Outstanding Share immediately prior to the Effective Time will automatically be cancelled and the Acquiring Company will issue as consideration therefor new duly authorized, validly issued, fully paid and non-assessable shares in the Acquiring Company to the shareholders of the Absorbed Company, calculated by application of the Exchange Ratio.
The Exchange Ratio so established by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company has been submitted for examination to Makery S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 7, Rue Robert Stümper, L-2557 Luxembourg and registered with the R.C.S. Luxembourg under number B298863, acting as an independent expert (réviseur d’entreprises) appointed by the Absorbed Company pursuant to article 1021-6 of the Luxembourg Companies Law (the Independent Expert).
The Acquiring Company having the Absorbed Company as its sole shareholder, is exempt from the application of article 1021-6 of the Luxembourg Companies law pursuant to article 1021-6 (5) of the Luxembourg Companies Law and will not appoint an independent expert in respect of the Merger.
2.3.Terms for the delivery of the shares in the Acquiring Company
By virtue of the Merger, the Acquiring Company shall increase its share capital through the issuance of new shares in the share capital of the Acquiring Company by application of the Exchange Ratio set out in Section 2.2 hereof.
The exchange of the Outstanding Shares into shares of the Acquiring Company will occur automatically at the Effective Time, whereupon record ownership of shares of the Acquiring Company into which the Outstanding Shares were exchanged in accordance with this Section 2.3 shall be kept in uncertificated, book entry form by the Acquiring Company’s transfer agent.
2.4.Date as from which the newly issued shares will carry the right to share in the profits and any special condition regarding such right
The newly issued shares in the share capital of the Acquiring Company will entitle the holders thereof to participate in the profits of the Acquiring Company as from the Effective Time and, from that date onwards, such holders acquire all rights attached to these shares, including the right to dividends, or any other distribution, to be distributed out of the profit of the current accounting period and/or out of the accumulated reserves and carried forward profits or otherwise.
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2.5.Date as from which the operations of the Absorbed Company will be treated, for accounting purposes, as being carried out on behalf of the Acquiring Company
For accounting purposes, the operations of the Absorbed Company will be treated as being carried out on behalf of the Acquiring Company as from 00:00:00 on 1 January 2027 Central European Time (CET).
2.6.Rights guaranteed by the Acquiring Company to shareholders having special rights and to holders of securities other than shares (or the measures it intends to take in their regard)
2.6.1.Shareholders
(a)No shareholder has special rights against the Absorbed Company.
(b)No special right or privilege will be granted to the shareholders of the Absorbed Company pursuant to or in connection with the Merger.
2.6.2.Holders of Equity Instruments
(a)The rights attached to the non-employee warrants (bons de souscription d’actions), as well as the terms and conditions for the subscription of shares upon exercise of such warrants, will remain unchanged upon effectiveness of the Merger and the protection of the holders of the stock subscription warrants issued prior to the Effective Time will be maintained in accordance with the terms and conditions set forth in the relevant warrant agreements, and applicable Law - it being understood that all rights and obligations of the Absorbed Company under the warrant agreements shall be automatically transferred at the Effective Time to, and shall be assumed by, the Acquiring Company by operation of law and the warrants of the Absorbed Company will become warrants of the Acquiring Company. Upon exercise of such warrants of the Acquiring Company after the Effective Time, the Acquiring Company will have the authority to issue and deliver shares in the share capital of the Acquiring Company under the same terms and conditions as those set forth in the relevant warrant agreements; for the purposes of these Draft Terms, (i) the term Law means any federal, state, local or foreign law (including common law), statute, code, rule, regulation, order, ordinance, judgment or decree or other pronouncement of any Governmental Entity having the effect of law and (ii) the term Governmental Entity means (a) any national, federal, state, county, municipal, local or foreign government or any entity exercising executive, legislative, judicial, regulatory, taxing or administrative functions of or pertaining to government, (b) any public international governmental organization or (c) any agency, division, bureau, department or other political subdivision of any government, entity or organization described in the foregoing clauses (a) or (b) of this definition.
(b)The rights attached to the RSUs and PSUs will remain unchanged upon the Effective Time, it being noted that all rights and obligations of the Absorbed Company under the relevant Equity Plans shall be automatically transferred at the Effective Time to, and shall be assumed by, the Acquiring Company by operation of law and as a result thereof, the RSUs and PSUs of the Absorbed Company will become RSUs and PSUs of the Acquiring Company. After the Effective Time, the Acquiring Company will deliver existing shares or issue new shares in the share capital of the Acquiring Company under the same terms and conditions as those set forth in the relevant Equity Plans.
(a)No stock-options will be outstanding on the Effective Time, and the Absorbed Company does not intend to grant any prior to that date.
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2.6.3.None of the Merging Companies have issued securities conferring voting rights other than shares.
2.7.Special advantages granted to the Independent Expert, to the members of the administrative, executive, supervisory or monitoring bodies of the Merging Companies
Edmond Mosrobian, Nathalie Balla and Rachel Picard, members of the board of directors of the Absorbed Company (collectively, the Warrant Holders and each individually, a Warrant Holder), have been granted warrants by the Absorbed Company (the Warrants) in accordance with the terms and conditions set out in a French law-governed warrant agreements entered into between the Absorbed Company and each Warrant Holder respectively (the Warrant Agreements). Under each Warrant Agreement, in the event inter alia of an execution of a merger agreement by way of absorption of the Absorbed Company by another company (the Merger Operation), the Warrants shall be accelerated in a way that the Warrant Holder can exercise a number of ordinary shares corresponding to 100% of the Warrants not exercisable at the date of completion of the Merger Operation. Unless otherwise decided by the board of directors of the Absorbed Company, unexercised Warrants will be deemed null and void at the latest immediately prior to the completion of the Merger Operation (the Warrant Exercise Obligation). The board of directors of the Absorbed Company at the meeting held on 29 July 2026 resolved – in the context of the Merger - to waive the Warrant Exercise Obligation in respect of each of the Warrant Holders, which shall continue to hold their respective Warrants in accordance with the terms and conditions of the Warrant Agreements upon effectiveness of the Merger.
The closing of the Merger is included as one of several performance milestones for our Chief Executive Officer and Chief Legal and Transformation Officer with respect to each of their annual bonus opportunities under Lux Criteo’s Executive Bonus Plan for fiscal year 2026. Specifically, the closing comprises up to 6% of our Chief Executive Officer’s maximum annual bonus opportunity (i.e., up to $90,000) and up to 10% of our Chief Legal and Transformation Officer’s maximum annual bonus opportunity (i.e., up to $68,600).
Other than the foregoing, no special advantages will be granted to the Independent Expert or to the members of the management, executive, supervisory or monitoring bodies of the Merging Companies in connection with, or as a result of, the Merger.
The Absorbed Company shall pay fees in the amount of eighty thousand euros (EUR 80,000) (excluding VAT) to the Independent Expert.
3.EFFECTIVE TIME
3.1.Pursuant to article 1021-16 (1) of the Luxembourg Company Law and subject to the satisfaction or, to the extent permitted by applicable Law, waiver of the Conditions (as defined below) in accordance with Section 6 hereof, the Merger will become effective between the Merging Companies in accordance with the Merger Agreement, the Certificate of Merger (as defined below) and the applicable laws of the State of Delaware (the time and date on which the Merger takes effect are referred to herein as the Effective Time and Closing Date, respectively).
3.2.In accordance with the terms of the Merger Agreement, the Merging Companies shall cause a certificate of merger or a certificate of ownership and merger with respect to the Merger, as applicable (the Certificate of Merger), to be duly executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL.
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4.FRENCH TAX MATTERS
4.1.The Merger, being an operation whereby the Absorbed Company, on being dissolved without going into liquidation, transfers all its assets and liabilities to the Acquiring Company in exchange for the issue to its shareholders of securities representing the capital of the Acquiring Company, will qualify as a merger in accordance with the provisions of Article 210-0 A of the French Code général des impôts (the French Tax Code).
Corporate income tax
4.2.Prior to the date hereof, the Acquiring Company has established a branch in France and shall maintain until the Effective Time such branch to which the assets and liabilities which the Absorbed Company holds through its own French branch shall be allocated for income tax purposes as a result of the Merger, and each of the Acquiring Company and the Absorbed Company shall cooperate to that effect. The Acquiring Company represents that its French branch is subject to corporate income tax in France since the date of its establishment, being November 20, 2025; the Absorbed Company represents that its French branch is subject to corporate tax in France since the date of its establishment, being July 29, 2026.
4.3.From a French tax standpoint, the Merging Companies agree to carry out the Merger, which involves two entities having French branches subject to French corporate income tax, for French tax purposes, under the preferential tax regime set out in Articles 210 A et seq. of the French Tax Code. To this end, the Acquiring Company and the Absorbed Company will take the commitments required under Articles 210 A et seq. of the French Tax Code, and include such commitments herein and in the Merger Agreement.
4.4.In this respect, the Acquiring Company, acting through its French branch, hereby undertakes, to the extent applicable, to fulfil all conditions provided by Articles 210 A and 210 C, 2 of the French Tax Code, including:
4.4.1.record for French tax purposes, as from the Effective Date, in the balance sheet of the French branch, all the assets and liabilities received in the Merger and which the Absorbed Company previously held through its French branch, along with all the off-balance undertakings of the Absorbed Company’s French branch that will be transferred to the Acquiring company;
4.4.2.record as liabilities in the balance of the French branch:
(i)the provisions or reserves recorded by the Absorbed Company’s French branch and subject to deferred taxation and which do not become irrelevant by virtue of the Merger, and
(ii)as may be applicable, the special reserve in which the Absorbed Company (as regards its French branch) recorded the long-term capital gains previously subject to the reduced rate of 10%, 15%, 18%, 19% or 25%, as well as the reserve in which the provisions for price fluctuations were recorded in application of the sixth paragraph of point 5° of paragraph 1 of Article 39 of the French Tax Code;
4.4.3.substitute itself for the Absorbed Company’s French branch with respect to the recapture of any income relating to the transferred assets the taxation of which has been deferred at the level of the Absorbed Company’s French branch;
4.4.4.compute the capital gains realized by the French branch after completion of the Merger upon the transfer of the non-depreciable fixed assets which are contributed to it in the
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Merger by reference to the fiscal value which they had in the balance sheet of the Absorbed Company’s French branch;
4.4.5.add back to the taxable income of the French branch the capital gains generated by the contribution of depreciable assets by the Absorbed Company’s French branch, under the conditions set forth in Article 210 A, 3, d of the French Tax Code, including (x) the recapture of capital gains ratably over a period of fifteen years for buildings and rights relating to buildings, as well as for plantations and land improvements depreciable over a period at least equal to this duration; in other cases, and (y) the recapture of other capital gains ratably over a period of five years. When the total of the net capital gains on buildings, plantations and land improvements exceeds 90 percent of the overall net capital gain on depreciable items, the recapture of the capital gains relating to buildings, plantations and land improvements is carried out ratably over a period equal to the weighted average depreciation period of these assets. This undertaking includes the obligation to tax immediately, if and when one of the transferred depreciable assets is disposed of, the portion of the capital gains related to this asset which may not yet have been recaptured at the date of said disposal. In return, subsequent depreciation and capital gains relating to depreciable items are calculated on the basis of the value attributed to them at the time of the contribution;
4.4.6.either record in the balance sheet of its French branch items other than fixed assets at the value they had, for tax purposes, in the accounts of the Absorbed Company’s French branch or, failing that, include in its taxable income for the financial year of the Merger the profit corresponding to the difference between the new value of these items and the value they had, for tax purposes, in the books of the Absorbed Company’s French branch.
4.5.The Acquiring Company (acting through its French branch) undertakes, to the extent applicable, (i) to file within forty-five days as from the publication of the Merger, a statement of discontinuance of business in accordance with Article 201 of the French Tax Code, (ii) to file within sixty days of the same date a tax return pursuant to Article 201,3 of the French Tax Code, together with a statement of the tax values of the contributed assets benefiting from a tax deferral, provided by Article 54 septies I of the French Tax Code and Article 38 quindecies of Appendix III to the French Tax Code, drawn up according to the model provided by the French tax authorities, and (iii) more generally to comply with all filing formalities, including those of Article 54 septies I of the French Tax Code (as regards the “Etat de suivi des plus-values”) and relating to the items listed in Article 38 quindecies of Appendix III to the French Tax Code, and of Article 54 septies II of the French Tax Code regarding the maintaining of a specific registry pertaining to capital gains on non-depreciable assets benefitting from a rollover regime. Further, pursuant to Article 210-0 A, IV of the French Tax Code and in compliance with the provisions of Article 46 quater-0 ZS ter of Appendix III to the French Tax Code, the specific return required to assess the reasons and consequences of the Merger will have to be filed by the Parties within the same timeframe as the tax return mentioned above.
French tax consolidated group
4.6.The Parties represent that the Absorbed Company’s French branch is the parent entity of a French tax consolidation group and that the Acquiring Company’s French branch is included in such French tax consolidation since January 1, 2026. Consequently, pursuant to Article 223 S of the French Tax Code, the Merger will not trigger the termination of the existing French tax consolidation group. Such French tax consolidation group, currently headed by the Absorbed Company (through its French branch), will remain in place, with the Acquiring Company becoming the head of such group, through its French branch.
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Registration duties
4.7.The parties declare that the Merger will be subject to the favorable regime provided by Articles 816 of the French Tax Code and 301-B of Appendix II to the French Tax Code. As a result, the contribution resulting from the Merger will be registered within the month of its date of completion without any registration fee in accordance with Article 816 of the French Tax Code.
Value added tax (VAT)
4.8.The Merging Companies represent that the Merger entails the contribution of a totality of assets (universalité de biens) between persons subject to VAT as defined by Article 257 bis of the French Tax Code. As a result, for VAT purposes, the Acquiring Company, through its French branch, will be treated as continuing the person of the Absorbed Company’s French branch and will replace the Absorbed Company’s French branch in all its rights and obligations. Therefore, pursuant to Article 257 bis of the French Tax Code, the Merger will not be a taxable event for VAT purposes.
4.9.The Absorbed Company’s French branch will transfer to the Acquiring Company’s French branch any VAT credit available at the Effective Time.
4.10.The Acquiring Company’s French branch will, as the case may be, carry out the VAT deduction right adjustments provided under Articles 206 and 207 of Appendix II to the French Tax Code that would have been made by the Absorbed Company’s French branch had it continued its operation of the assets and liabilities transferred.
4.11.Pursuant to Article 287-5. c) of the French Tax Code, the Acquiring Company’s French branch will include the total amount (net of tax) of the contribution under the Merger on the line “Other non-taxable transactions” of its next VAT return following the Effective Time.
Other Taxes
4.12.With respect to all other taxes, imposts, duties or other charges of any nature whatsoever, the Acquiring Company’s French branch will succeed to the rights and obligations of the Absorbed Company’s French branch. In particular, the Acquiring Company’s French branch undertakes to replace the Absorbed Company’s French branch in its entirety with respect to (i) the payment of any such taxes or charges, and (ii) the filing of any tax returns relating to the computation and the payment of any taxes, for which the Absorbed Company’s French branch remains liable on or prior to the Effective Time.
4.13.The Acquiring Company’s French branch will benefit or will assume any tax undertakings that may have been previously entered into by the Absorbed Company’s French branch in connection with previous transactions that benefited from a favorable tax regime, including without limitation in respect of registration fees, corporate income tax and/or VAT. More generally and as from the Effective Date, the Acquiring Company’s French branch undertakes to procure that it shall assume and shall substitute itself for the Absorbed Company’s French branch for the performance of all the tax undertakings and tax obligations related to the assets and liabilities transferred in the Merger.
5.EFFECTS OF THE MERGER ON EMPLOYMENT
5.1.Absorbed Company
As of the date hereof, the Absorbed Company has 3 employees based in Luxembourg employed in accordance with the applicable Luxembourg laws (the Luxembourg Employees).
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The Absorbed Company has not instituted a staff delegation and/or other employee representative body or trade union delegation representing the Luxembourg Employees of the Absorbed Company.
At the Effective Time of the Merger, the employment contracts of the Luxembourg Employees will have been terminated in accordance with their terms. The Absorbed Company will not have any Luxembourg Employees at the Effective Time of the Merger.
Regarding the preservation of the rights of relevant holders under the Equity Plans, please refer to Section 2.6.2 hereof.
5.2.French branch of the Absorbed Company
As of the date hereof, the French branch of the Absorbed Company has 16 employees based in France and employed under the applicable French laws (the French Employees).
As of the date hereof, a Social and Economic Committee (comité social et économique) (the CSE) has been elected at the level of the economic and social unit (unité économique et sociale) to which the French branch of the Absorbed Company belongs. The CSE has been duly informed and consulted in accordance with articles L. 2312-8 et seq. of the French Labor Code with respect to the Merger and its consequences for the French Employees prior to the Effective Time.
5.3.Acquiring Company
As of the date hereof, the Acquiring Company has no employees and will not have any employees at the Effective Time. Upon completion of the Merger and with effect as of the Effective Time, all rights and obligations resulting from the existing employment contracts between the Absorbed Company and each of the French Employees will be automatically transferred to the Acquiring Company by operation of law pursuant to article L. 1224-1 of the French Labor Code.
5.4.French branch of the Acquiring Company
It is the intention of the Acquiring Company that the employment relationships with the French Employees be continued through the French branch of the Acquiring Company, such that the French Employees shall perform their duties under their respective employment contracts at the French branch of the Acquiring Company as their place of employment, on the same terms and conditions as were applicable immediately prior to the Effective Time.
It is also the intention of the Acquiring Company that the French branch of the Acquiring Company will join the economic and social unit (unité économique et sociale) to which the French branch of the Absorbed Company belongs prior to the Effective Time, such that the French Employees shall retain their individual and collective rights, as well as the benefit of collective bargaining agreements and company-level agreements in force on the Effective Time.
6.CONDITIONS PRECEDENT
6.1.The obligations of the Merging Companies to effect the Merger shall be subject to the satisfaction or, to the extent permitted by applicable Law, waiver by the respective boards of directors of each Merging Company or their duly appointed representative(s) as of 12:00:00 p.m., Luxembourg time, on 31 December 2026, unless another date or time is agreed to by the respective board of directors of each Merging Company or its duly appointed representative(s) (the time and date on which the Conditions are satisfied or waived are referred to herein as the
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Condition Completion Time and Condition Completion Date, respectively), each of the following conditions (collectively, the Conditions), provided that the satisfaction or waiver of the Conditions shall be confirmed by or on behalf of the board of directors of the Absorbed Company or its duly appointed representative(s) or the directeur général (chief executive officer) of the Absorbed Company at or after the Condition Completion Time (and in any event no later than at the Effective Time), and such confirmation shall be further recorded in an acknowledgment (constat) deed enacted by a Luxembourg notary on the Condition Completion Date (and in any event no later than on the Closing Date) (the Constat Deed):
(i)(x) these Draft Terms, the Merger Agreement and the transactions contemplated hereby and thereby, including the Merger (the Transactions), shall have been approved by a vote of at least two-thirds (2/3) of the votes validly cast at an extraordinary meeting of the shareholders of the Absorbed Company duly convened and held in accordance with the articles of association of the Absorbed Company, as amended from time to time, and the Luxembourg Company Law, and (y) the Absorbed Company in its capacity as the sole stockholder of the Acquiring Company shall have approved and adopted these Draft Terms, the Merger Agreement and the Transactions;
(ii)The Registration Statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (the SEC) in connection with the offer and issuance of the common stock of the Acquiring Company to be issued pursuant to the Merger shall have become effective in accordance with the provisions of the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of such registration statement shall have been issued by the SEC and remain in effect at the Conditions Completion Time and no proceeding to that effect shall have been commenced or threatened that has not been withdrawn at the Conditions Completion Time;
(iii)At the Conditions Completion Time, no Adverse Laws or Order shall have occurred or be in effect, and neither of the Merging Companies shall be subject to any decree, order or injunction that prohibits the consummation of the Transactions; for the purposes of these Draft Terms, the term Adverse Laws or Order means (i) any statute, rule or regulation that has been enacted or promulgated by any Governmental Entity of competent jurisdiction which prohibits or makes illegal the consummation of the Transactions, or (ii) there shall be in effect any order or injunction of a court of competent jurisdiction preventing the consummation of the Transactions;
(iv)The common stock of the Acquiring Company to be issued in the Merger shall have been approved for listing on a nationally recognized U.S. securities exchange mutually selected by the Merging Companies for the listing, subject to any applicable official notice of issuance;
(v)Other than the filing of the Certificate of Merger and the enactment of the Constat Deed, all material consents and authorizations of, filings or registrations with, and notices to, any Governmental Entity required for the effectiveness of the Merger have been obtained or made; and
(vi)At the Conditions Completion Time, the Merger Agreement shall be in full force and effect.
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7.ADDITIONAL PROVISIONS
(a)The costs of the Merger will be incurred by the Merging Company incurring such costs.
(b)The Acquiring Company will carry out all required and necessary formalities in order to carry out the Merger as well as the transfer of all assets and liabilities of the Absorbed Company to the Acquiring Company.
(c)The shareholders of the Merging Companies will be entitled to inspect the following documents at least one (1) month before the date of the extraordinary general meeting of the shareholders of the Absorbed Company resolving on the Merger:
(i)these Draft Terms;
(ii)the annual accounts and, if applicable, annual reports of the Absorbed Company drawn up under French GAAP for the last three (3) financial years;
(iii)the annual accounts and, if applicable, annual reports of the Acquiring Company drawn up under U.S. GAAP for the financial year ended 31 December 2025;
(iv)the interim financial statements of the Absorbed Company drawn up under French GAAP as at 30 June 2026, with explanatory note(s) in respect of any reconciliation of such interim financial statements under French GAAP and Luxembourg GAAP;
(v)the interim financial statements of the Acquiring Company drawn up under U.S. GAAP as at 30 June 2026;
(vi)the written reports by the board of directors of the Acquiring Company and the board of directors of the Absorbed Company referred to, and prepared in accordance with, article 1021-5 of the Luxembourg Companies Law; and
(vii)the report by the Independent Expert referred to, and prepared in accordance with, article 1021-6 of the Luxembourg Companies Law.
(d)A copy of the above-mentioned documents will be granted free of charge upon request by a shareholder.
(e)Full powers are granted to the members of the board of directors of the Merging Companies and to any lawyer or employee of Loyens & Loeff Luxembourg SARL and Skadden, Arps, Slate, Meagher & Flom LLP each acting individually and severally, with full power of substitution, to carry out all filings, notifications and publications as necessary or desirable for these Draft Terms and the Merger.
(f)These Draft Terms may be signed in separate counterparts which shall together form one and the same Draft Terms.
(g)These Draft Terms have been drawn up on 5 August 2026 in English and are followed by a French language version. In case of discrepancies between the English and the French versions, the English version shall prevail.
(h)The terms of the Merger Agreement are consistent with these Draft Terms. For Luxembourg law purposes, in the event of any discrepancy between these Draft Terms and the Merger Agreement, these Draft Terms shall prevail.
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(i)These Draft Terms are governed by Luxembourg law.
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SIGNATURE PAGE OF THE COMMON DRAFT TERMS OF CROSS-BORDER MERGER

For and on behalf of Criteo S.A.

/s/ Richard Van t’Hof
By: Richard Van t’Hof
Title: Authorised representative

For and on behalf of Criteo Holdings Inc.

/s/ Ryan Damon
By: Ryan Damon
Title: President and Secretary
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